Hello investor,

I wanted to update you about our decision to raise the valuation for Neurocarrus. Based on recent successful preclinical data reducing drug development risk and valuable investor advice, valuation will increase from $8M to $11.25M immediately.

Additionally, our second Wefunder raise is underway. If you are interested in expanding your investment in Neurocarrus, follow this link to our Wefunder page: https://wefunder.com/neurocarrus/ . There you can make your investment reservation. If you would be interested in being a lead investor on our upcoming public raise, please reach out to me.

Let me know if you have any questions.

Best Wishes,

Paul

Paul Blum, CEO
Neurocarrus Inc
402-304-3669
paul@neurocarrus.com
https://neurocarrus.com/